CanAlaska Uranium Ltd.

Condensed Interim Consolidated Financial Statements
First Quarter - July 31, 2012
(Unaudited)
(Expressed in Canadian dollars, except where indicated)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, if an auditor has not performed a review of the condensed interim consolidated financial statements required to be filed, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying condensed interim consolidated financial statements have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim consolidated financial statements by an entity’s auditor.

CanAlaska Uranium Ltd. Condensed Interim Consolidated Statements of Financial Position (Unaudited) (Expressed in Canadian dollars except where indicated)

	July 31 2012 $000’s	April 30 2012 $000’s
Assets
Current assets
Cash and cash equivalents (note 4)	2,425	4,394
Trade and other receivables	96	243
Available-for-sale securities (note 5)	146	223
Total current assets	2,667	4,860

Non-current assets
Reclamation bonds	203	345
Property and equipment (note 6)	477	504
Mineral property interests (note 7)	1,327	1,356
Total assets	4,674	7,065

Liabilities
Current liabilities
Trade and other payables	367	1,792

Equity
Common shares (note 8)	73,210	73,210
Equity reserve (note 8)	10,522	10,506
Investment revaluation reserve	(23)	53
Deficit	(79,402)	(78,496)
	4,307	5,273
	4,674	7,065

Going Concern (note 2)
Commitments (note 11)

Approved by the Audit Committee of the Board of Directors

“Peter Dasler”	“Jean Luc Roy”

Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd. Condensed Interim Consolidated Statements of Financial Position (Unaudited) (Expressed in Canadian dollars except where indicated)

	Three months ended July 31 2012	Three months ended July 31 2011
	($000's)	($000's)

EXPLORATION COSTS
Mineral property expenditures net of reimbursements	324	1,223
Write-down on reclamation bonds	110	-
Mineral property write-offs	35	-
Equipment rental income	(4)	-
	465	1,223
OTHER EXPENSES (INCOME)
Consulting, labour and professional fees	321	287
Depreciation and amortization (note 6)	27	34
Foreign exchange gain	-	(12)
Insurance, licenses and filing fees	20	22
Interest income	(9)	(50)
Other corporate costs	20	31
Investor relations and presentations	28	25
Rent	34	35
Share-based payments (note 9)	16	31
Travel and accommodation	11	5
Management fees	(27)	(51)
	441	357

Loss for the period	(906)	(1,580)

Other comprehensive loss
Unrealized loss on available-for-sale securities	76	124
Total comprehensive loss for the period	(982)	(1,704)

Basic and diluted loss per share ($ per share)	(0.04)	(0.08)

Basic and diluted weighted average common shares outstanding (000's)	22,058	20,130

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd.
Condensed Interim Consolidated Statements of Changes in Equity
For the three months ended July 31, 2012 and 2011
 (Unaudited)
(Expressed in Canadian dollars except where indicated)

				Investment Revaluation Reserve $000’s	Accumulated Deficit $000’s	Total Equity $000’s

			Equity Reserve $000’s
	Common Shares
	Shares 000’s	Amount $000’s
Balance-May 1, 2011	19,830	72,108	10,170	267	(71,627)	10,918
Issued on private placement for cash	418	472	-	-	-	472
Issued to acquire mineral property interest	5	3	-	-	-	3
Share-based payments	-	-	37	-	-	37
Unrealized loss on available-for-sale securities	-	-	-	(124)	-	(124)
Loss for the period	-	-	-	-	(1,580)	(1,580)
Balance-July 31, 2011	20,253	72,583	10,207	143	(73,207)	9,726

Balance-May 1, 2012	22,058	73,210	10,506	53	(78,496)	5,273
Share-based payments	-	-	16	-	-	16
Unrealized loss on available-for-sale securities	-	-	-	(76)	-	(76)
Loss for the period	-	-	-	-	(906)	(906)
Balance-July31, 2012	22,058	73,210	10,522	(23)	(79,402)	4,307

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd. Condensed Interim Consolidated Statements of Cash Flows (Unaudited) (Expressed in Canadian dollars except where indicated)

	Three months ended July 31 2012	Three months ended July 31 2011
	$000’s	$000’s
Cash flows from operating activities
Loss for the period	(906)	(1,580)
Items not affecting cash
Depreciation and amortization (note 6)	27	34
Mineral property write-offs	35	-
Write-down on reclamation bonds	110	-
Share-based payments (note 9)	16	31
	(718)	(1,515)
Change in non-cash operating working capital
Decrease (increase) in trade and other receivables	147	241
(Decrease) increase in trade and other payables	(1,467)	(1,453)
	(2,038)	(2,727)
Cash flows from financing activities
Issuance of common shares (net of share issue costs)	-	469
	-	469
Cash flows from investing activities
Additions to mineral property interests	(6)	-
Acquisition of property and equipment	-	(3)
Option payments received	75	-
	69	(3)

Decrease in cash and cash equivalents	(1,969)	(2,261)

Cash and cash equivalents - beginning of period (note 4)	4,394	9,642

Cash and cash equivalents - end of period (note 4)	2,425	7,381

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended July 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

1	Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries for the past 7 years have been principally engaged in the exploration of uranium properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage. From time to time, the Company evaluates new properties and directs exploration on these properties based on the Board of Director’s evaluation of financial and market considerations at the time. On June 21, 2011, the Company’s shares commenced trading on the Toronto Stock Exchange under the symbol “CVV” and ceased trading on the TSX Venture Exchange. The Company’s shares are also quoted on the Over-The-Counter Bulletin Board (“OTCBB”) in the United States under the symbol “CVVUF” and the Frankfurt Stock Exchange under the symbol “DH7N”. The Company’s registered office is located at 625 Howe Street, Suite 1020, Vancouver, British Columbia, V6C 2T6, Canada.

2	Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These condensed interim consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to increasingly difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. The amounts shown as mineral property costs represent net acquisition costs incurred to date and do not necessarily represent current or future values of the mineral properties.

At July 31, 2012, the Company had cash and cash equivalents of $2.4 million (April 30, 2012: $ 4.4 million) (note 4) and working capital of $2.3 million (April 30, 2012: $3.1 million). The Company has a deficit of $79.4 million at July 31, 2012 and incurred a loss of $0.9 million during the three months ended July 31, 2012. Management believes that the cash on hand at July 31, 2012 is sufficient to meet corporate, administrative and selected exploration activities for the coming twelve months. Should management be unsuccessful in its forthcoming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects. The above factors cast substantial doubt regarding the Company’s ability to continue as a going concern.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended July 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

3	Basis of Consolidation and Presentation

a)                      Statement of Compliance

These condensed interim consolidated financial statements of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards 34 Interim Financial Reporting (“IAS 34”) using the accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”). These condensed interim consolidated financial statements have been prepared on the basis of and using accounting policies, methods of computation and presentation consistent with those applied in the Company’s April 30, 2012 consolidated annual financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on September 11, 2012.

b)                      Basis consolidation and preparation

These condensed interim consolidated financial statements are presented in Canadian dollars.  The consolidated financial statements are prepared on the historical cost basis except for certain financial instruments that are measured on the fair value basis.

These condensed interim consolidated financial statements include the accounts of CanAlaska and its wholly-owned subsidiaries including:
●	CanAlaska Resources Ltd. U.S.A., a Nevada company
●	CanAlaska West McArthur Uranium Ltd., a B.C. company
●	Golden Fern Resources Limited, a New Zealand company
●	Poplar Uranium Limited., a B.C. company

Subsidiaries are entities over which the Company has the power, directly or indirectly, to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible, are taken into account in the assessment of whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are deconsolidated from the date on which control ceases. All inter-company transactions, balances, income and expenses have been eliminated on consolidation.

These consolidated financial statements also include the proportionate share of each of the assets, liabilities, revenues and expenses of its interest in CanAlaska Korean Uranium Limited Partnership (“CKULP” or the “Partnership” or the “CKU Partnership”) and CanAlaska Korean Uranium Limited.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended July 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

4         Cash and Cash Equivalents

	July 31, 2012 $000’s	April 30, 2012 $000’s
CKU Partnership funds	344	399
Option-in advances	221	329
Cash in bank and other short term deposits	1,860	3,666
Total	2,425	4,394

CKU Partnership funds are held by the Company for expenditure on the properties held by the CKULP.

Option-in advances are advance cash funding by joint venture partners on various exploration properties.

Cash and cash equivalents of the Company are comprised of bank balances and short-term investments, which are convertible to cash, with an original maturity of 90 days or less as follows:

	July 31, 2012 $000’s	April 30, 2012 $000’s
Cash	275	1,544
Cash equivalents	2,150	2,850
Total	2,425	4,394

5	Available-for-Sale Securities

	July 31, 2012		April 30, 2012
	Cost $000’s	Market Value $000’s	Cost $000’s	Market Value $000’s
Pacific North West Capital Corp.	53	51	53	93
Westcan Uranium Corp.	33	17	33	33
Mega Uranium Ltd.	12	11	12	12
Other available-for-sale securities	71	67	71	85
Total	169	146	169	223

The Company reviews the carrying values of its available-for-sale securities, and after considering where the decreases on fair value were significant or prolonged, the Company would recognize an impairment on available-for-sale securities. The Company recognized total impairment on available-for-sale securities of $nil for the three months ended July 31, 2012 (three months ended July 31, 2011: $nil).

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended July 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

6	Property and Equipment

	Automotive $000’s	Leasehold improvements $000’s	Mining equipment $000’s	Office equipment $000’s	Total $000’s
Cost
At May 1, 2011	111	270	1,007	494	1,882
Additions	-	-	39	7	43
Disposals	(29)	-	(19)	-	(48)
At April 30, 2012	82	270	1,024	501	1,877
At July 31, 2012	82	270	1,024	501	1,877

Accumulated Depreciation and Amortization
At May 1, 2011	(84)	(84)	(750)	(348)	(1,266)
Depreciation and amortization	(4)	(21)	(79)	(32)	(136)
Disposals	21	-	8	-	29
At April 30, 2012	(67)	(105)	(821)	(380)	(1,373)
Depreciation and amortization	(1)	(5)	(15)	(6)	(27)
At July 31, 2012	(68)	(110)	(836)	(386)	(1,400)

Carrying Value
At April 30, 2012	15	165	203	121	504
At July 31, 2012	14	160	188	115	477

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended July 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

7 Mineral Property Interests

The Company holds approximately 875,000 hectares of mining claims in the Athabasca Basin located across the provinces of Alberta, Saskatchewan, and Manitoba in Canada. The holdings are comprised of 18 projects which are in various stages of exploration and discovery.

The Company also holds mining claims in New Zealand, Alaska, and British Columbia.

Details of acquisition costs and write-offs for the twelve and three months ended April 30, 2012 and July 31, 2012 are as follows:

Project ($000’s)	May 1, 2011	Additions/write-offs	April 31, 2012	Additions/write-offs	July 31, 2012
Athabasca Basin
Cree East (a)	-	-	-	-	-
West McArthur (b)	65	-	65	-	65
Fond du Lac	120	-	120	-	120
Grease River	133	-	133	-	133
Cree West	48	-	48	-	48
Key Lake	24	-	24	-	24
NW Manitoba	16	-	16	-	16
Poplar	166	-	166	-	166
Black Lake	147	(147)	-	-	-
Helmer	107	-	107	-	107
Lake Athabasca	118	-	118	-	118
Alberta	11	-	11	-	11
Hodgson	109		109	-	109
Arnold (c)	35	-	35	(35)	-
Collins Bay	-	-	-	-	-
McTavish	74		74	-	74
Carswell	173	-	173	-	173
Ruttan (d)	-	-	-	6	6
Other	53	-	53	-	53
New Zealand		-
Rise and Shine, NZ	301	(301)	-	-	-
Reefton and Other NZ Projects	24	-	24	-	24
Other		-
Other Projects, Various (e)	73	7	80	-	80
Total	1,797	(441)	1,356	(29)	1,327

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended July 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

7 Mineral Property Interests (continued)

	Total
Summary of option payments remaining due in the years ending April 30	Cash $000’s	Spend1 $000’s	Shares
2013	-	1,200	-
2014	-	1,800	-
2015	-	3,000	120,000
Thereafter	-	6,200	120,000

	Total
Summary of option payments receivable in the years ending April 301	Cash $000’s	Spend1 $000’s	Shares
2013	-	150	-
2014	-	433	-
2015	-	720	-

1
Represents cumulative spend required not the spend per fiscal year to maintain certain interest in the Company’s properties.  The cumulative spend is at the Company’s discretion under an option. It may not be the Company’s intention to pay the option, in which case the expenditure will not be incurred.

a)        Cree East, Saskatchewan – Korean Consortium

Cree East consists of approximately 58,000 hectares of mineral claims in the Athabasca. In December 2007, the Company formed the CKU Partnership with the Korean Consortium to develop Cree East. Under the terms of agreements, the Korean Consortium would invest $19.0 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period. As of July 31, 2012, the Korean Consortium has contributed $19.0 million (April 30, 2012: $19.0 million) and held a 50% interest (April 30, 2012: 50%) in the CKU Partnership. The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred.

b)        West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”) whereby Mitsubishi could exercise an option to earn a 50% interest in the property by funding expenditures of $10.0 million and by making a $1.0 million payment upon completion of the $10.0 million funding requirement. In February 2010, Mitsubishi exercised their option with a payment to the Company of $1.0 million and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended July 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

7	Athabasca Mineral Property Interests (continued)

	c)	Arnold, Saskatchewan

In the three months ended July 31, 2012, the Company recognized an impairment on its Arnold claim of $35,000 as it did not renew its permits on this property.

	d)	Ruttan, Manitoba

Ruttan consists of approximately 1,000 hectares and is adjacent to and northeast of the past-producing Ruttan Copper Mine located near Leaf Rapids in northern Manitoba.

	e)	Other Projects – BC Copper, British Columbia

●
BC Copper is comprised of approximately 25,000 hectares located in south central British Columbia. In November 2011, the Company optioned the claims to Tyrone Docherty and subsequently amended the agreement in February 2012 whereby certain acquired claims were included and excluded in the option as well as a reduction in the required exploration expenditure. Tyrone Docherty may earn a 50% interest in the property by making payments of $30,000 (received) and making exploration expenditures of $250,000 before July 2014.

●
In March 2012, the Company optioned additional claims comprising approximately 9,000 hectares in south central British Columbia to Tyrone Docherty.  Tyrone Docherty may earn a 50% interest in the property by making exploration expenditures of $470,000 by July 2014. In May 2012 the company amended the agreement and reduced the property holdings to the Big Creek property, where a third party, Discovery Ventures Ltd and Docherty will earn 50% interest for the expenditure of $75,000 in summer 2012, a further $87,500 of exploration expenditure by July 1 2013, and a further $87,500 of exploration expenditure by July 1 2014.

8	Share Capital

The Company has authorized capital consisting of an unlimited amount of common shares without par value.

Share Issuances

a)
In March 2012, the Company issued 283,000 common shares for gross proceeds of $121,690. A finder’s fee of $4,867 in cash and 11,320 warrants were issued in connection with the financing. Each finder’s warrant entitles the holder to purchase on additional common share for a period of eighteen months from the closing date, at a price of $0.55 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $1,825 using the Black Scholes model.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended July 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

8	Share Capital (continued)

In March 2012, the Company issued 1,522,000 flow-through common shares for gross proceeds of $776,220.  A finder’s fee of $31,049 in cash and 60,880 warrants were issued in connection with the financing. $68,490 was allocated to premium as the market value on the date of close was less than the offering price associated with this offering. Each finder’s warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $9,816 using the Black Scholes model.

In May 2011, the Company issued 418,141 flow-through common shares for gross proceeds of $472,500. $133,805 was allocated to the flow-through share premium as the market value on the date of close was less than the offering price associated with this offering.

	b)	In July 2011, the Company issued 5,000 common shares under the option agreement for the Black Lake project.

9	Share Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 3,400,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2011	1,790	1.03
Granted	1,340	0.54
Expired	(191)	1.00
Forfeited	(33)	1.22
Outstanding – April 30, 2012	2,906	0.81
Granted	70	0.42
Expired	(63)	1.00
Forfeited	(78)	0.83
Outstanding – July 31, 2012	2,835	0.80

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended July 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

9	Share Stock Options and Warrants (continued)

As at July 31, 2012, the following stock options were outstanding:

Number of options outstanding 000’s		Number of options exercisable 000’s	Exercise price	Expiry date (Fiscal Year)
	582	582	$1.00 - $1.50	2013
	809	809	$0.54 - $1.00	2014
	1,444	1,444	$0.42 - $1.00	2015
Total	2,835	2,835

For the three months ended July 31, 2012, total share-based compensation expense was $15,785 (July 31, 2012: $36,909) of which $nil was allocated to specific projects and expensed to mineral property expenditures on the statement of comprehensive loss (July 31, 2011: $5,555). The remainder was recognized as share-based payments expense in the period.

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2011	3,439	2.44
Granted	72	0.55
Expired	(2,200)	2.74
Outstanding – April 30, 2012	1,311	1.83
Outstanding – July 31, 2012	1,311	1.83

At July 31, 2012, the following warrants were outstanding:

Number of warrants Outstanding 000’s		Exercise price $	Expiry date
	1,239	$1.90	December 22, 2012
	72	$0.55	September 21, 2013
Total	1,311

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended July 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

9	Share Stock Options and Warrants (continued)

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants. The Company’s expected volatility is based on the historical volatility of the Company’s share price on the Toronto Stock Exchange. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense for the period ended July 31, 2012:

	Warrants	Options
Weighted average fair value	-	$0.17
Forfeiture rate	-	15.4%
Risk-free interest rate	-	1.26%
Expected life	-	2.4 years
Expected volatility	-	79%
Expected dividend	-	0%

10       Related Party Transactions

Related parties include the Board of Directors and Officers of the Company and enterprises which are controlled by these individuals.

The remuneration of directors and key management of the Company for the three ended July 31, 2012 and 2011 were as follows.

	Three months ended July 31
($000’s)	20121 $	2011 $
Employment benefits and directors fees	227	193
Share-based compensation	10	27

Amount includes a one-time termination benefit payment of approximately $51,000 to key management of the Company.

The directors and key management were awarded the following share options under the employee share option plan during the three months ended July 31, 2012:

Date of grant	Number of options	Exercise price	Expiry
May 9, 2012	60,000	$0.42	April 30, 2015

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended July 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

11	Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2013	132
2014	150
2015	150
2016	133
Thereafter	7
Total	572

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/or issue common shares of the Company (note 7).

12 Management of Capital

The Company considers its capital to consist of common shares, stock options and warrants. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended July 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

13 Geographic Segmented Information

The Company operates in one segment, the exploration of mineral property interests.

July 31, 2012 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	1,977	6	24	2,007
Total Assets	4,626	6	42	4,674
Loss for the Period	898	6	2	906

April 30, 2012 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	2,174	6	24	2,205
Total Assets	7,009	6	50	7,065
Loss for the Year	6,454	10	405	6,869